Exhibit 99.3

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY CONSOLIDATED FINANCIAL REPORT DECEMBER 31, 2022

Wiss & Company, LLP 100 Campus Drive, Suite 400 Florham Park, NJ 07932 (973) 994-9400 • wiss.com

INDEPENDENT AUDITORS' REPORT

To the Members of

36th Street Capital Partners, LLC and Subsidiary

Opinion

We have audited the accompanying consolidated financial statements of 36th Street Capital, LLC and Subsidiary (the “Company”) which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of income, changes in members’ equity and cash flows for the years ended December 31, 2022, 2021 and 2020, and the related notes to the consolidated financial statements.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for years ended December 31, 2022, 2021 and 2020 in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

•
Exercise professional judgment and maintain professional skepticism throughout the audit.

•
Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•
Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•
Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•
Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Report on Supplementary Information

Our audits were conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The consolidating information in Schedules 1, 2, 3 and 4 are presented for the purpose of additional analysis of the consolidated financial statements rather than to present the financial position, results of operations and cash flows of the individual entities, and is not a required part of the consolidated financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the consolidated financial statements as a whole.

WISS & COMPANY, LLP

Florham Park, New Jersey

March 29, 2023

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

	As of December 31,
ASSETS	2022	2021
ASSETS:
Cash	$1,645,242	$1,140,118
Restricted cash	4,453,225	8,996,263
Net investment in leases	193,326,272	179,221,155
Notes receivable	24,751,184	26,732,615
Deposits on equipment for future leases	41,942,932	11,063,762
Allowance for losses	(5,848,446)	(4,341,078)
Prepaid expenses and other current assets	668,711	154,630
Deferred financing costs, net	1,537,399	1,110,620
Property & equipment, net	39,262	39,989
TOTAL ASSETS	$262,515,781	$224,118,074

LIABILITIES AND MEMBERS' EQUITY
LIABILITIES:
Line of credit	$170,041,490	$90,311,490
Notes payable, net of unamortized deferred financing costs ($195,546 in 2022 and $881,057 in 2021)	14,232,938	64,128,227
Accounts payable and accrued expenses	2,860,050	2,116,812
Distributions payable	-	457,142
Sales tax payable	186,984	287,074
Customer deposits	4,252,068	6,227,136
Total Liabilities	191,573,530	163,527,881

COMMITMENTS (NOTE 10)

MEMBERS' EQUITY	70,942,251	60,590,193

TOTAL LIABILITIES & MEMBERS' EQUITY	$262,515,781	$224,118,074

See accompanying notes to financial statements.

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended December 31,
	2022	2021	2020
NET INTEREST INCOME:
Interest income	$20,709,299	$16,101,888	$17,542,247
Interest expense	(8,269,161)	(5,485,286)	(4,491,283)
Net interest income	12,440,138	10,616,602	13,050,964
Provision for losses	(1,507,368)	(169,568)	(1,082,287)
Net interest income after provision for losses	10,932,770	10,447,034	11,968,677
NON-INTEREST INCOME:
Gain on sale of leases and notes receivable	5,657,213	461,227	986,976
Other income & fees	1,478,831	735,302	93,882
Total non-interest income	7,136,044	1,196,529	1,080,858
NON-INTEREST EXPENSES:
Salaries, payroll taxes and related fringes	5,605,479	4,418,303	3,256,285
Rent	119,953	133,370	125,319
Sales and marketing expense	411,989	159,716	381,389
Professional fees	815,021	540,986	362,882
Office and administrative expenses	453,877	493,235	225,704
Total non-interest expenses	7,406,319	5,745,610	4,351,579

CONSOLIDATED NET INCOME	$10,662,495	$5,897,953	$8,697,956

See accompanying notes to financial statements.

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN MEMBERS' EQUITY

	Years Ended December 31,
	2022	2021	2020
MEMBERS' EQUITY, BEGINNING OF YEAR	$60,590,193	$57,941,363	$58,168,502
Consolidated net income	10,662,495	5,897,953	8,697,956
Contributions from member	10,000,000	4,000,000	-
Distributions to members	(10,310,437)	(7,249,123)	(8,925,095)
MEMBERS' EQUITY, END OF YEAR	$70,942,251	$60,590,193	$57,941,363

See accompanying notes to financial statements.

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended December 31
	2022	2021	2020
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$10,662,495	$5,897,953	$8,697,956
Adjustments to reconcile consolidated net income to
net cash flows from operating activities:
Depreciation and interest amortization	899,658	940,336	235,160
Provision for losses	1,507,368	169,568	1,082,287
Amortization of deferred initial direct costs	243,326	172,409	180,980
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(514,645)	110,281	(206,632)
Accounts payable and accrued expenses	743,238	1,216,138	(516,768)
Sales tax payable	(100,090)	(57,455)	(231,443)
Net cash flows from operating activities	13,441,350	8,449,230	9,241,540
CASH FLOWS FROM INVESTING ACTIVITIES:
Principal collections on leases and notes receivable	161,654,224	102,865,681	88,849,354
Issuance of notes receivable	(25,443,896)	(33,197,726)	(13,776,822)
Net increase (decrease) in customer deposits	(1,975,068)	5,921,983	—
Sale (acquisition) of office equipment	(11,164)	(20,953)	300
Net (increase) decrease in deposits on equipment for future leases	(30,879,170)	(11,000,305)	5,813,584
Purchase of equipment for sales-type lease contracts	(148,577,339)	(106,869,511)	(73,626,686)
Net cash flows from investing activities	(45,232,413)	(42,300,831)	7,259,730
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings on line of credit	107,130,000	86,150,000	54,550,000
Repayment of outstanding borrowings on line of credit	(27,400,000)	(102,500,000)	(62,450,001)
Proceeds from issuance of notes payable	—	116,458,000	—
Repayments on notes payable	(50,580,800)	(51,448,715)	—
Payment of deferred financing costs	(628,472)	(2,063,482)	(646,204)
Contributions from member	10,000,000	4,000,000	—
Payment of distributions to members	(10,767,579)	(7,604,681)	(8,727,601)
Net cash flows from financing activities	27,753,149	42,991,122	(17,273,806)

NET CHANGE IN CASH AND RESTRICTED CASH	(4,037,914)	9,139,521	(772,536)

CASH AND RESTRICTED CASH, BEGINNING OF YEAR	10,136,381	996,860	1,769,396

CASH AND RESTRICTED CASH, END OF YEAR	$6,098,467	$10,136,381	$996,860

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Interest paid	$7,069,973	$4,501,175	$4,352,755

NON-CASH INVESTING AND FINANCING ACTIVITY - Dividends payable	$—	$457,142	$812,700

See accompanying notes to financial statements.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 1 - Nature of the Business and Summary of Significant Accounting Policies:

Principles of Consolidation - The consolidated financial statements include the accounts of 36th Street Capital Partners, LLC (“36STC”) and its wholly owned subsidiary 36th Street Capital I, LLC (“SPV”) (collectively, the “Company”) and are prepared in conformity with accounting principles generally accepted in the United States of America. All intercompany accounts and transactions have been eliminated in consolidation.

Nature of the Business - 36STC provides equipment financing solutions and alternative capital, mainly through the use of lease arrangements and notes, to clients nationwide. The Company actively sources, underwrites, and funds transactions. Additionally, the Company accesses the private asset-backed securitization (“ABS”) market to diversify liquidity sources and broaden the funding capacity for the origination of assets.

Limited Liability Company - Each member’s liability is limited to their respective member equity plus any debt for which a personal guarantee has been given. Under the terms of the Limited Liability Company’s operating agreement existence is perpetual or sooner as provided for in the operating agreement.

Special Purpose Vehicle - The SPV is a limited liability company that is used as a special purpose entity to hold assets. In an asset-backed securitization, 36STC utilized the SPV to which it sold a portfolio secured by equipment loans and leases (the “Assets”) . The SPV then issued notes collateralized by the Assets (See Note 5) that entitle the holders to the cash flows derived from the Assets. 36STC has no legal obligation to repay the SPV lenders in the event of a default by the SPV, and there is no recourse to 36STC beyond the normal provisions for breaches of representations and warranties. Additionally, the creditors of 36STC have no recourse to the assets of the SPV.

Estimates and Uncertainties - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

Restricted Cash - Restricted cash consists of reserve and collection accounts held by the SPV related to the asset backed securitization transaction described in Note 5.

Concentration of Credit Risk - The Company maintains their cash balances in financial institutions which are insured by the Federal Deposit Insurance Corporation up to $250,000 each. At times, such balances may be in excess of the FDIC insurance limit.

For the years ended December 31, 2022, 2021 and 2020 there were no clients that represented more than 10% of the Company’s revenues or net investments in leases.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Lessor Topic 842 Accounting - At lease inception, the Company determines whether an arrangement qualifies as a lease under ASC 842 (i.e., conveys the right to control the use of an identified asset for a period of time in exchange for consideration). The Company only reassess if the terms and conditions of the contract are changed. The Company determines lease classification at commencement date. Leases not classified as sales-type or direct financing leases are classified as operating leases. The primary accounting criteria used that results in sales-type lease classification are (a) the lease transfers ownership of the underlying asset to the lessee by the end of the lease term, (b) the lease grants the lessee a purchase option that the lessee is reasonably certain to exercise, (c) the lease term is for a major part of the remaining economic life of the underlying asset, (d) the present value of the sum of the lease payments and residual value guarantee from the lessee equals or exceeds substantially all of the fair value of the underlying asset and (e) the leased equipment is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term. When none of the sales-type lease criteria have been met above, leases are classified as direct financing leases when the following two criteria are met: 1) the present value of the sum of the lease payments and residual value guarantee from the lessee and/or third-party equals or exceeds substantially all of the fair value of the underlying asset and 2) it is probable that the lessor will collect the lease payments plus any amount necessary to satisfy a residual value guarantee. Based on the criteria above, the Company has concluded, from a lessor perspective, that there are no operating and direct-financing leases, and all leases held in net investments are sales-type leases with no gain or loss at lease commencement.

At lease commencement, the Company estimates the residual of the leased asset at the end of the lease term, considering the asset’s remaining useful life, expected market condition, and expected use (e.g., sell or lease). If the market value of leased equipment decreases at a rate greater than projected, whether due to rapid technological or economic obsolescence, unusual wear and tear on the equipment, excessive use of the equipment, recession or other adverse economic conditions, or other factors, it could adversely affect the current values and the residual values of such equipment. The Company manages and evaluates residual risk by performing periodic reviews of estimated residual values and monitoring levels of residual realizations. A change in estimated lease residual values during the lease term impacts the loss allowance as the Company considers both the lease receivable and the unguaranteed residual asset when determining the lease net investment loss allowance. Incremental costs of a lease that would not have been incurred if the lease had not been obtained are treated as initial direct costs.

Net Investment in Leases - The Company’s net investment in leases primarily relates to leasing of equipment under sales-type leases with the equipment purchase price equal to fair value and therefore there is no selling profit or loss at lease commencement. When there is no selling profit or loss, initial direct costs are deferred at the commencement date and included in the measurement of the net investment in the lease.

A lease receivable and unguaranteed residual asset, if any, are recorded for sales-type leases at present value discounted using the rate implicit in the lease. The lease receivable includes lease payments not yet paid and guarantee of the residual value by the lessee or unrelated third party. Interest income is recognized over the lease term at a constant periodic discount rate on the remaining balance of the lease net investment using the rate implicit in the lease. After the commencement date, lease payments collected are applied to reduce net investment, and net investment is increased for interest income recorded.

Notes Receivable - The Company enters into loans with customers whereby they borrow money from the Company and repay amounts based on a fixed payment which includes principal and interest over the term of the agreement.

Equipment - Property and equipment are stated at cost. Furniture and fixtures and other equipment which are depreciated primarily using the straight-line method over the estimated useful lives of the assets. In general, the estimated useful lives used in computing depreciation and amortization are over 3 years. Maintenance and repairs are charged to operations as incurred.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Deferred Financing Costs - Costs related to obtaining the Company’s line-of-credit (see Note 5) are capitalized and amortized over the term of the related debt using the straight-line method. Amortization expense for the years ended December 31, 2022, 2021, and 2020 totaled $201,693, $232,668 and $802,602 respectively. Accumulated amortization at December 31, 2022 and 2021 was $1,143,804 and $942,111 respectively.

Expected future amortization is as follows:

Year Ended December 31,
2023	$312,691
2024	312,691
2025	312,691
2026	312,691
2027 and thereafter	286,635
$1,537,399

Costs related to obtaining the SPV’s note payable (see Note 5) are netted against notes payable and amortized using the effective interest method over the payment period of the related debt. Amortization expense for the years ended December 31, 2022, and 2021 was $685,511 and $697,273 respectively. Accumulated amortization at December 31, 2022, and 2021 related to the note payable totaled $1,382,784 and $697,273, respectively.

Deposits on Equipment for Future Leases - Deposits on future leases represents deposits on equipment on behalf of the customer in advance of final agreements (See Note 6). These amounts accrue interest until the final agreements have been agreed upon.

Software - The Company capitalizes software development costs for internal use in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 350, Intangibles - Goodwill and Other . Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. Costs related to software development that have not reached application development and costs incurred in the post-implementation for training and maintenance are expensed as incurred. The Company also capitalizes software purchases that provide upgrades and enhancements that result in additional functionality to existing software. Capitalized software development costs are recorded in prepaid expenses and other current assets and are amortized on the straight-line method over the expected life of the product (5 years). Amortization expense for software costs totaled $563 and $13,200 for the years ended December 31, 2022, and 2020 respectively; there was no related amortization expense for the year ended December 31, 2021. Accumulated amortization totaled $72,563 and $72,000 at December 31, 2022 and 2021 respectively.

Long-Lived Assets - Management evaluates all long-lived assets for impairment. Long-lived assets and intangible assets other than goodwill are evaluated for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. If the carrying amount is not fully recoverable, an impairment loss is recognized to reduce the carrying amount to fair value and is charged to expense in the period of impairment. At December 31, 2022 and 2021, management has determined that these assets are not impaired.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Customer Deposits - The Company requests refundable security deposits from certain customers in order to strengthen credit of the lessee. In the event of default by the lessee, the Company has the right to apply the customer deposit to the curing of any default. Customer deposits do not bear interest for the benefit of the lessee and are refundable upon expiration of the lease.

Revenue Recognition - Interest income on sales-type leases is recognized on an accrual basis. Unearned income on the leases is amortized to interest income using the effective interest method over the remaining period to contractual maturity. The amortization of unearned income into interest income is discontinued on notes receivable when collection of interest appears doubtful. Interest income earned on notes receivable is recognized on the accrual basis as it is earned. When a lease or note receivable is 91 days or more past due, the contract is classified as non-accrual and interest income recognition is suspended. A non-accrual contract may not be returned to accrual status until the account has been brought current and the obligor has made 6 consecutive timely payments.

The Company collects interim payments from customers prior to lease commencement. The Company funds the purchase and build out of the underlying equipment attached to a future lease (see Note 6), during which the customer agrees to make interim payments until the equipment is ready for lease commencement. Revenue related to interim payments, included in Interest income, is recognized on the accrual basis as it is earned and totaled $3,436,468, $694,280 and $288,409 for the respective years ended December 31, 2022, 2021 and 2020.

Gain on sale of leases and notes receivable is recognized in connection with the Company’s transactions to sell contracts, leasing equipment, or early buyouts by obligors. When the equipment or contract is sold, the lease and loan assets are derecognized, and the Company recognizes any gain (or loss) to the extent the proceeds received are in excess of the value of the transferred assets and/or any liability incurred. The Company had net gains on sale of leases and notes receivable totaling $5,657,213, $461,227, and $986,976 recorded in non-interest income, for the years ended December 31, 2022, 2021 and 2020, respectively.

Other income and fees recognized by the Company, include certain fees related to lease documentation and administration, and fees for the syndication or referral of a financing to other funding partners. For the years ended December 31, 2022, 2021 and 2020 other income and fees totaled $1,478,831, $735,302, and $93,882, respectively.

Allowance for Losses - The allowance for losses is maintained at an amount management deems adequate to cover inherent losses at the balance sheet date. The Company has implemented and adheres to an internal review system and loss allowance methodology designed to provide for the detection of problem receivables and an adequate allowance to cover losses.

General valuation allowances relate to lease receivables with no well-defined deficiency or weakness are determined by applying against such receivable balances loss factors that consider past loss experience and loan duration. Allocated allowances relate to lease receivables with well-defined deficiencies or weaknesses and generally determined by loss factors based on loss statistics or are determined by the excess of the recorded investment in the loan over the fair value of the collateral, where appropriate. At December 31, 2022 and 2021, the allowance for losses amounted to $5,848,446 and $4,341,078 respectively.

Advertising Expense - Advertising costs, included in Sales and marketing expense, are expensed as incurred. For the years ended December 31, 2022, 2021 and 2020 advertising costs totaled $38,716, $60,566 and $55,154, respectively.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Sales Tax - The Company does business in various states and counties within those states which impose a sales tax on all the Company’s sales and equipment rentals to non-exempt clients within those states and counties. The Company collects that sales tax and remits the entire amount to the states. The Company excludes the tax collected and remitted to the states from revenue and expenses. At December 31, 2022 and 2021, sales tax payable totaled $186,984 and $287,074 respectively.

Income Taxes - Income or loss of the Company is reported on the tax returns of the members; consequently, no provision for income taxes has been made in the accompanying combined financial statements. The most significant jurisdictions in which the Company is required to file income tax returns include the U.S. federal jurisdiction, New Jersey, California, Florida, Illinois, Indiana, New York, Ohio, South Carolina, Texas, Alabama, Massachusetts, Missouri, North Carolina, and Utah. The Company is no longer subject to U.S. federal income tax examinations for the year ends prior to December 31, 2019. With limited exceptions, the Company is no longer subject to state income tax examinations for year ends prior to December 31, 2018.

Reclassification - Certain reclassifications have been made to prior year amounts to conform to the 2022 presentation of the balance sheets, statements of income and statements of cash flows. These changes consisted of, but were not limited to, the disaggregation of revenues into interest income and non- interest income, as well as the reclassification of interest expense to net against interest income. These changes did not have an effect on total asset, net income, or change in cash and restricted cash.

Fair Value - Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The carrying amounts of cash, restricted cash, accounts payable and accrued expenses, and customer deposits included in accompanying the consolidated balance sheets approximated fair value because of the short-term maturity of these investments. The carrying value of the Company’s net investment in leases, notes receivable, deposits on equipment for future leases, line of credit, and notes payable approximate fair value based on the current rates available to the Company for similar instruments.

New Accounting Standard - On January 1, 2022, the Company adopted ASU No. 2016-02, “Leases (Topic 842),” which replaces the existing guidance in ASC 840 – Leases. ASU 842 is effective for fiscal years beginning after December 15, 2021. This ASU addresses the accounting for lessors and requires lessors to account for leases using an approach that is substantially equivalent to Topic 840 for sales -type leases, direct financing leases and operating leases. The Company adopted the practical expedient under ASU No. 2018-11 to not separate non-lease components from the associated lease component if certain criteria are met for each class of underlying assets. Adoption of ASC 842 for lessors did not have a material impact on the Company’s financial statement or require adjustment to opening members’ equity, however, it has resulted in expanded disclosures.

Additionally, the Company considered the lessee aspects of ASC 842 and determined the adoption did not have a material impact to the financial statement and opening equity, however, it has resulted in expanded disclosures. With adoption, the Company elected the package of three practical expedients, including to retain the historical lease classification, relief from reviewing expired or existing contracts to determine if they contain leases, as well as not reviewing previously capitalized initial direct costs to see if they would qualify for capitalization under Topic 842. The Company also elected the lessee practical expedients not to separate lease and non-lease components and the short-term lease recognition exemption and will not recognize ROU

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

assets or lease liabilities for leases with a term less than 12 months. As a lessee, the adoption of ASC 842 did not result in the recording of any ROU assets or lease liabilities.

Recent Accounting Pronouncements - In June 2016, the FASB issued ASU 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, including subsequently issued ASUs, to clarify the implementation guidance in ASU 2016-13. The amendment requires a financial asset (or group of financial assets) such as trade receivables and available-for-sale debt securities, to be assessed for impairment under current expected credit loss model rather than an incurred loss model. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU 2016-13 will be effective for private companies and non-SEC filers with fiscal years beginning after December 15, 2022. Early adoption is permitted. The Company is evaluating the impact of adopting this new accounting guidance on the financial statements.

Subsequent Events - Management has reviewed and evaluated all events and transactions from December 31, 2022, through March 29, 2023, the date that the financial statements were available for issuance. The effects of those events and transactions that provide additional pertinent information about conditions that existed at the balance sheet date have been recognized in the accompanying financial statements.

Note 2 - Net Investment in Leases and Notes Receivable:

Income related to financing activities is recorded in net interest income on the consolidated statements of income and changes in members’ equity. For the years ended December 31, 2022, 2021 and 2020, there was interest income on leases and notes receivable of $17,272,831, $15,407,608, and $17,253,838, respectively.

For the years ended December 31, 2022, 2021, and 2020, the Company has no selling profit or loss at lease commencement dates.

As of December 31, 2022, the net investment in leases and notes receivable included contracts that were on a non-accrual basis totaling $9,091,494. There were no contracts on a non-accrual basis as of December 31, 2021.

Net Investment in Leases

Net investment in leases consisted of the following:

	As of December 31,
	2022	2021
Minimum lease payments receivable	$207,036,720	$185,759,700
Residual value of equipment	10,948,736	12,867,581
Unearned lease income	(24,659,184)	(19,406,126)

Net investment in leases	$193,326,272	$179,221,155

There were no significant changes in unguaranteed residual assets and unearned lease income on leases during the years ended December 31, 2022, 2021 and 2020.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2022, minimum lease payments receivable will be received and remaining unearned income will be amortized as follows:

Year Ended December 31,	Minimum Lease Payments	Unearned Income	Net
2023	$87,204,351	$12,483,835	$74,720,516
2024	60,812,561	7,130,587	53,681,974
2025	36,362,629	3,296,719	33,065,910
2026	15,044,220	1,329,075	13,715,145
2027 and thereafter	7,612,959	418,968	7,193,991
	$207,036,720	$24,659,184	$182,377,536

Unearned income on sales-type leases is recognized in such a manner as to produce a constant periodic rate of return on the net investment in the sales-type lease.

Notes Receivable

The Company provided financing to several customers in the form of promissory notes. The notes bear interest at rates varying from 6.13% to 13.25% annually and monthly payments, consisting of principal and interest, are made to the Company. The notes are generally collateralized by the specific asset the customer is leasing or certain pledged assets. At December 31, 2022 and 2021, the notes had a total outstanding balance of $24,751,184 and $26,732,615 respectively.

The notes receivable mature as follows:

Year ending December 31,
2023	$9,053,776
2024	7,629,835
2025	6,046,628
2026	2,017,012
2027 and thereafter	3,933
$24,751,184

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 3 - Allowance for Losses:

The Company maintains an allowance for credit losses at an amount sufficient to absorb losses inherent in the existing net investment in leases, notes receivable and deposits on equipment for future leases as of December 31, 2022 and as of December 31, 2021, based on estimates of probable losses. The activity in the allowance for losses and asset quality statistics are as follows:

	As of or the Years Ended December 31,
	2022	2021
Allowance for losses, beginning of year	$4,341,078	$4,171,510
Provision for credit losses	1,507,368	169,568
Allowance for losses, end of year	$5,848,446	$4,341,078

Allowance for credit losses as a percentage of total net investment	2.25%	2.00%

Note 4 - Property and Equipment:

Property and equipment are summarized as follows:

	As of December 31,
	2022	2021
Equipment	$48,658	$48,658
Furniture and fixtures	44,464	33,301
	93,122	81,959

Less: Accumulated depreciation	(53,860)	(41,970)

	$39,262	$39,989

Depreciation expense, included in Office and administrative expenses, was $11,891, $10,395 and $7,802 for the years ended December 31, 2022, 2021 and 2020, respectively.

Note 5 - Debt and Financing Arrangements:

Line of Credit - The Company has a revolving line of credit agreement with a group of banks with a maximum borrowing capacity of $230,000,000. The revolving period ends December 2025 at which time the line of credit matures 2 years after this date. The outstanding balance of the line of credit was $170,041,490 and $90,311,490 at December 31, 2022 and 2021, respectively. The Company amended the line of credit in 2022 and capitalized $628,472 of financing fees.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Interest expense on borrowings, including amounts charged related to the unused portion of the line of credit, totaled $6,072,176, $1,965,385, and $4,277,125 in 2022, 2021 and 2020, respectively. Interest on borrowings is payable monthly. Borrowings denominated in US Dollars bear interest at the Standard Overnight Financing Rate (“SOFR”) plus 2.60% (6.92% at December 31, 2022), while borrowing denominated in Canadian Dollars bear interest at CDOR plus 3.00%. At December 31, 2022, all outstanding borrowings were denominated in US Dollars.

The obligations are secured by all the assets of 36STC. Under the terms of the agreement the notes can be called upon demand. The facility provides for maintenance of certain financial covenants and is subject to other restrictions, including limits on amounts available for borrowing based on the qualified borrowing base of 36STC.

Notes Payable - Long-term debt consists of an asset-backed term securitization (“ABS”), secured by equipment loans and leases. The ABS is a fixed term borrowing, consisting of two tranches (Class A and Class B), with fixed interest rates, for which repayment is made, on a pro-rata basis, from the collections on a specific pool of assets held by the SPV. There is no recourse to 36STC, as the originator, the agreement requires the Company to maintain certain financial covenants. At December 31, 2022 and 2021, the Company was in compliance with these covenants.

SPV’s note payable consists of the following:

	As of December 31,
	2022	2021
Term securitization	$14,428,485	$65,009,284
Unamortized debt issuance cost	(195,547)	(881,057)
	$14,232,938	$64,128,227

At December 31, 2022, outstanding term securitizations amounted to $14,428,485 and are collateralized by $23,010,666 of minimum lease and loan payments receivable. The ABS transaction does not meet the accounting requirements under ASC 860, Transfers and Servicing, for sales treatment and is recorded as non-recourse secured borrowings. The secured financing, as of December 31, 2022, had a weighted average interest rate of 3.44%, and the loan matures on March 1, 2027. Certain cash balances pertaining to the ABS are restricted. At December 31, 2022 and 2021, the related restricted cash totaled $4,453,225 and $8,996,263, respectively.

Note 6 - Deposits on Equipment for Future Leases:

The Company entered into agreements with customers to fund equipment before the commencement of a lease agreement. Once all of the equipment is purchased the agreements will convert into sales-type leases. The customers are currently paying the Company interest and rent on these deposits. At December 31, 2022, the Company had advanced $41,942,932 and $11,063,762 at December 31, 2021.

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 7 - Members’ Equity:

The Company’s members’ equity at December 31, 2022 and 2021 consisted of the following:

Common units:
Class A	75,000
Class B	22,000
Class C	3,000
Preferred units -
Series A	2,444

Liquidation Preference - In the event of liquidation, winding up or dissolution of the Company, the holders of Class A preferred units will receive on a pro rata based upon their number of shares 100% of their balance and any accrued, unpaid distributions on its capital contributions. Class A common units will receive 75%, and Class B and C units will receive 25%, all on a pro rata basis. For purposes of liquidation Class B and C units will be treated as a single class.

Senior Management Incentive Plan - In November 2019, the Company established a senior management incentive plan (the “Plan”), under which a member of the Company that was a part of senior management was awarded 600 fully vested Plan units. The awarded Plan units do not represent an ownership interest in the Company, have no voting rights, and are not securities. One-half of the units will be forfeited upon the member’s termination.

The units provide the member with payments equal to a 6% share of (i) the total distributions declared by the Company for the Class B and Class C common unit holders (the “Distributions”) and (ii) the consideration payable to the Class B and Class C common unit holders in a sale transaction, such as a change-in-control transaction, as defined by the Plan agreement.

Redemption Rights - The Company has no right to redeem or repurchase shares, except as provided in the operating agreement.

Distributions - Series A Preferred Units holders have a distribution requirement of 8% per annum of their capital contribution plus any accrued, unpaid distributions, compounded annually. There were no declared and unpaid distributions on common units at December 31, 2022. The declared and unpaid distributions on common units at December 31, 2021 totaled $457,142.

Note 8 - Key Contributor Incentive Plan:

Share Appreciation Rights Plan - In March 2022, the Board of Directors established a share appreciation rights (“SARs”) plan (“the SAR Plan”). The purpose of the SAR Plan is to establish a bonus pool consisting of 100,000 SARs that can be awarded to key contributors and are payable upon the closing of a sale transaction, as defined. The amount payable to each participant upon a sale transaction is equal to (i) the number of SARs held by the participant as of the closing of the sale transaction multiplied by (ii) the positive difference between the fair market value of a Class C common unit at the time of issuance of their respective SARs and the fair market value of a Class C common unit at the time of a sale transaction.

SARs awarded to participants under the Plan do not represent an ownership interest in the Company, have no voting rights, are not securities, do not cause the participant to be other than an at-will

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

employee and are subject to vesting terms, as defined in individual award agreements. Unvested SARs will be forfeited upon a participant’s termination and are available for reissuance as determined by the Board of Managers. The SARs vest upon the occurrence of a sale transaction.

Management’s assessment is that the SARs are to be accounted for in accordance with ASC 718. The Company would record a liability at the date the performance obligation, the occurrence of a sale transaction, is probable to occur. At December 31, 2022, a sale transaction is not considered probable and as a result no liability has been recorded.

A summary of SARs outstanding and changes during the year ended December 31, 2022, is presented below:

Outstanding at January 1, 2022	-
Granted	9,750
Forfeited	-
Outstanding at December 31, 2022	9,750
Vested at December 31, 2022	-

Profit-Sharing Bonus Plan - In March 2022, the Board of Directors established a Profit-Sharing Bonus Plan (the “PS Bonus Plan”). The purpose of the PS Bonus Plan is to establish a profit-sharing pool that can be awarded to key contributors and are payable when “surplus distributions” (as defined in the PS Bonus Plan agreement) are provided to Class C common unit holders. The profit-sharing pool at each distribution date shall be an amount of up to 10% of the surplus distributions. The amount payable to each participant is equal to (i) the participant’s profit-sharing percentage (as defined in the PS Bonus Plan agreement) on the distribution date by (ii) the profit-sharing pool.

During the year ended December 31, 2022, $161,833 was paid to participants under the PS Bonus Plan and there were no accrued balances under the PS Bonus Plan at December 31, 2022.

Note 9 - Restricted Cash:

Restricted cash consists of a reserve equal to 1.50% of the initial aggregate discounted contract balance of the asset backed securitization transaction described in Note 5. The following table provides a reconciliation of cash and restricted cash reported within the balance sheet that sum to the total of the same such amounts shown in the statement of cash flows for the years ended December 31:

	As of December 31,
	2022	2021
Cash	$1,645,242	$1,140,118
Restricted cash	4,453,225	8,996,263
Total cash and restricted cash shown in the consolidated statement of cash flows	$6,098,467	$10,136,381

36th STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

NOTES TO FINANCIAL STATEMENTS

Note 10 – Commitments and Contingencies:

Customer Commitments - In the normal course of business, the Company may enter into short term agreements and commitments with future cash obligations to facilitate the deposits on equipment on behalf of the customer in advance of final agreements.

Legal Proceedings – At any given time the Company could be involved in legal proceedings arising in the ordinary course of business, which may include claims, litigation and suits.

SCHEDULE 1

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

CONSOLIDATING BALANCE SHEET

AS OF DECEMBER 31, 2022

	36th Street Capital	36th Street Capital
ASSETS	Partners, LLC	I, LLC	Eliminations	Total
ASSETS:
Cash	$1,645,242	$—	$—	$1,645,242
Restricted cash	—	4,453,225	—	4,453,225
Investment in subsidiary	13,400,511	—	(13,400,511)	—
Net investment in leases	172,770,738	20,555,534	—	193,326,272
Notes receivable	21,838,420	2,912,764	—	24,751,184
Deposits on equipment for future leases	41,942,932	—	—	41,942,932
Allowance for losses	(5,390,814)	(457,632)	—	(5,848,446)
Prepaid expenses and other current assets	668,711	—	—	668,711
Deferred financing costs, net	1,537,399	—	—	1,537,399
Intercompany receivable	—	208,942	(208,942)	—
Property & equipment, net	39,262	—	—	39,262
TOTAL ASSETS	$248,452,401	$27,672,833	$(13,609,453)	$262,515,781

LIABILITIES AND MEMBERS' EQUITY
LIABILITIES:
Line of credit	170,041,490	—	—	170,041,490
Notes payable, net of unamortized deferred
financing costs	—	14,232,938	—	14,232,938
Accounts payable and accrued expenses	2,820,666	39,384	—	2,860,050
Sales tax payable	186,984	—	—	186,984
Intercompany payable	208,942	—	(208,942)	—
Customer deposits	4,252,068	—	—	4,252,068
Total Liabilities	177,510,150	14,272,322	(208,942)	191,573,530
COMMITMENTS (NOTE 10)
MEMBERS' EQUITY	70,942,251	13,400,511	(13,400,511)	70,942,251
TOTAL LIABILITIES & MEMBERS' EQUITY	$248,452,401	$27,672,833	$(13,609,453)	$262,515,781

See independent auditors' report.

SCHEDULE 2

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

CONSOLIDATING STATEMENT OF INCOME

FOR THE YEAR ENDED

DECEMBER 31, 2022

	36th Street Capital	36th Street Capital
	Partners, LLC	I, LLC	Eliminations	Total
NET INTEREST INCOME:
Interest income	$16,446,811	$4,262,488	$-	$20,709,299
Interest expense	(6,274,169)	(1,994,992)	-	(8,269,161)
Net interest income	10,172,642	2,267,496	-	12,440,138
Provision for losses	(2,583,949)	1,076,581	-	(1,507,368)
Net interest income after provision for losses	7,588,693	3,344,077	-	10,932,770
NON-INTEREST INCOME:
Gain on sale of leases and notes receivable	869,973	4,787,240	-	5,657,213
Other income & fees	1,940,712	9,963	(471,844)	1,478,831
Total non-interest income	2,810,685	4,797,203	(471,844)	7,136,044
NON-INTEREST EXPENSES:
Salaries, payroll taxes and related fringes	5,605,479	-	-	5,605,479
Rent	119,953	-	-	119,953
Sales and marketing expense	411,989	-	-	411,989
Professional Fees	815,021	471,844	(471,844)	815,021
Office and administrative expenses	387,277	66,600	-	453,877
Total non-interest expenses	7,339,719	538,444	(471,844)	7,406,319
Equity Income Subs	7,602,836	-	(7,602,836)	-
CONSOLIDATED NET INCOME	$10,662,495	$7,602,836	$(7,602,836)	$10,662,495

See independent auditors' report.

SCHEDULE 3

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

CONSOLIDATING STATEMENT OF CHANGES IN MEMBERS' EQUITY

FOR THE YEAR ENDED

DECEMBER 31, 2022

	36th Street Capital	36th Street
	Partners, LLC	Capital I, LLC	Eliminations	Total
MEMBERS' EQUITY, BEGINNING OF YEAR	$60,590,193	$19,863,367	$(19,863,367)	$60,590,193

Consolidated net income	10,662,495	7,602,836	(7,602,836)	$10,662,495

Contributions from member	10,000,000	-	-	$10,000,000

Distributions to members	(10,310,437)	(14,065,692)	14,065,692	(10,310,437)
MEMBERS' EQUITY, END OF YEAR	$70,942,251	$13,400,511	$(13,400,511)	$70,942,251

See independent auditors' report.

SCHEDULE 4

36TH STREET CAPITAL PARTNERS, LLC AND SUBSIDIARY

SUPPLEMENTARY INFORMATION

CONSOLIDATING STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED

DECEMBER 31, 2022

	36th Street Capital	36th Street
	Partners, LLC	Capital I, LLC	Eliminations	Total
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$10,662,495	$7,602,836	$(7,602,836)	$10,662,495
Adjustments to reconcile net income to
net cash flows from operating activities:
Depreciation and interest amortization	214,147	685,511	-	899,658
Provision for losses (gains)	2,583,949	(1,076,581)	-	1,507,368
Amortization of deferred initial direct costs	210,915	32,411	-	243,326
Change in value of investment in subsidiary	6,462,856	-	(6,462,856)	-
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	(514,645)	-	-	(514,645)
Intercompany due to (from)	275,824	(275,824)	-	-
Accounts payable and accrued expenses	818,046	(74,808)	-	743,238
Sales tax payable	(100,090)	-	-	(100,090)
Net cash flows from operating activities	20,613,497	6,893,545	(14,065,692)	13,441,350
CASH FLOWS FROM INVESTING ACTIVITIES:
Principal collections on leases and notes receivable	108,444,315	53,209,909	-	161,654,224
Issuance of notes receivable	(25,443,896)	-	-	(25,443,896)
Net increase (decrease) in customer deposits	(1,975,068)	-	-	(1,975,068)
Sale (acquisition) of office equipment	(11,164)	-	-	(11,164)
Net (increase) decrease in deposits on equipment for future leases	(30,879,170)	-	-	(30,879,170)
Purchase of equipment for sales-type lease contracts	(148,577,339)	-	-	(148,577,339)
Net cash flows from investing activities	(98,442,322)	53,209,909	-	(45,232,413)
CASH FLOW FROM FINANCING ACTIVITIES:
Borrowings on line of credit	107,130,000	-	-	107,130,000
Repayment of outstanding borrowings on line of credit	(27,400,000)	-	-	(27,400,000)
Repayments on notes payable	-	(50,580,800)	-	(50,580,800)
Payment of deferred financing costs	(628,472)	-	-	(628,472)
Contributions from member	10,000,000	-	-	10,000,000
Payment of distributions to members	(10,767,579)	(14,065,692)	14,065,692	(10,767,579)
Net cash flows from financing activities	78,333,949	(64,646,492)	14,065,692	27,753,149

NET CHANGE IN CASH AND RESTRICTED CASH	505,124	(4,543,038)	-	(4,037,914)
CASH AND RESTRICTED CASH, BEGINNING OF YEAR	1,140,118	8,996,263	-	10,136,381
CASH AND RESTRICTED CASH, END OF YEAR	$1,645,242	$4,453,225	$-	$6,098,467

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION - Interest paid	$5,677,438	$1,392,535	$-	$7,069,973

See independent auditors' report.